  Exhibit 99.1

PRF Technologies to Establish GridFeed™ as a Standalone Subsidiary to Pursue Strategic

Alliances for Its AI-Driven Renewable Energy Trading Platform

New structure designed to enable direct strategic investment, partnerships, and commercial collaborations

GridFeed built on validated AI technology and commercial engagements with leading renewable energy companies

Platform to be showcased to more than 2,500 energy-market professionals at Energy Trading Week Europe in London

Tel Aviv – September 9, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced its plan to establish GridFeed™, together with its DeepSolar operations, as a standalone, wholly owned subsidiary, creating a dedicated platform for the continued growth and commercialization of PRF's AI-driven renewable energy technology.

The new structure is intended to enable GridFeed to pursue strategic investment, partnerships and commercial opportunities directly with renewable energy producers, energy traders, utilities, technology companies and sector-focused investors.

GridFeed helps renewable energy operators move beyond producing power to actively managing their financial exposure in increasingly volatile electricity markets. Built on DeepSolar’s AI engine, the platform combines localized weather intelligence, AI-driven production forecasting, battery storage orchestration and market analytics to support day-ahead, intraday and continuous trading decisions, reduce imbalance exposure and maximize the revenue generated by solar, wind and battery storage assets.

The decision follows a period of meaningful technology and product advancement, during which GridFeed advanced toward commercial deployment:

•	Validated the AI engine powering GridFeed using real-world European utility-scale production, weather, and market data across day-ahead and intraday use cases, while extending the platform into battery energy storage through its Battery-to-Revenue Intelligence capabilities;

•	Achieved further external recognition of GridFeed’s technology through acceptance into the NVIDIA Connect program; and

•	Filed PRF’s first patent application related to GridFeed, covering plant-level microclimate forecasting technology designed to improve the accuracy and localization of renewable energy forecasting.

Efraim Cohen-Arazi, Interim Chief Executive Officer of PRF Technologies, commented, “We have built GridFeed into a validated AI platform that addresses one of the most pressing problems in renewable energy: how operators turn production into optimized market revenue. GridFeed’s next phase of growth is expected to be best served by working alongside partners with deep expertise in energy markets, energy trading and renewable asset operation. Establishing GridFeed as a standalone subsidiary is intended to give us a clean vehicle to pursue those strategic options – whether partnerships, strategic investment or other transactions.”

GridFeed will be showcased at Energy Trading Week Europe 2026, September 24–25, 2026 at the Business Design Centre in London, an event expected to attract more than 2,500 energy trading professionals. The Company plans to present to traders, asset owners, operators and balancing responsible parties, join an industry panel and hold meetings with prospective customers and partners.

PRF ended the second quarter of 2026 with approximately $11.6 million in cash and continues to advance its healthcare programs, including the planned U.S. multi-center Phase II trial of OcuRing™-K.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar and GridFeed, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, trade and optimize energy – particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the establishment of GridFeed as a wholly owned subsidiary and the anticipated benefits of that structure; the ability of GridFeed to attract strategic partners and sector-focused investors and the terms of any such transactions; the commercialization, customer adoption, revenue generation and growth prospects of DeepSolar and its solutions, including GridFeed; the expected benefits of strategic collaborations and partnerships; the Company’s participation in industry events and resulting business opportunities; the development, regulatory progress, clinical advancement and commercialization of OcuRing™-K and PRF-110; the initiation, timing, conduct and outcomes of planned clinical trials; the Company’s business strategy, growth initiatives and future operational plans; the sufficiency of the Company’s capital resources and financial position; and the Company’s future performance, prospects and opportunities. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s ability to complete the formation of the subsidiary and the transfer of assets on the expected terms and timeline; the Company’s ability to identify, negotiate and consummate strategic partnerships, collaborations or investments at the subsidiary level on acceptable terms, or at all; the Company’s history of losses and need for additional capital to fund its operations and its ability to obtain additional capital on acceptable terms, or at all; the Company’s dependence on the success of its initial product candidates, including OcuRing™-K, and the commercialization of the DeepSolar and GridFeed solutions; the outcomes of preclinical studies, clinical trials and other research regarding OcuRing and PRF-110; the Company’s limited experience managing clinical trials; the Company’s ability to retain key personnel and recruit additional employees; the Company’s reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; the Company’s ability to comply with regulatory requirements relating to the development and marketing of its product candidates; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of the Company’s business model and strategic plans for its business and product candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its product candidates and technologies and its ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the Company’s ability to maintain compliance with Nasdaq’s continued listing requirements, including the minimum shareholders’ equity and minimum Market Value of Listed Securities (MVLS) requirements, and to maintain the listing of its ordinary shares on Nasdaq; the Company’s ability to develop an active trading market for its ordinary shares and whether the market price of its ordinary shares is volatile; and the impact of the political and security situation in Israel on the Company’s business, including as a result of the current security situation in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com